

June 3, 2015

<u>Via E-mail</u>
Mr. Darren J. Tangen
Chief Financial Officer
Colony Capital, Inc.
2450 Broadway, 6th Floor
Santa Monica, CA 90404

   Re: Colony Capital, Inc. (f/k/a Colony Financial, Inc.)
     Form 10-K for the Fiscal Year Ended December 31, 2014
     Filed February 27, 2015
     File No. 1-34456
     Form 8-K
     Filed February 20, 2015
     File No. 1-34456

Dear Mr. Tangen:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Jennifer Monick

         Jennifer Monick
         Staff Accountant